UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618

Dingyuan Road, Songjiang District

Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
Fourth Quarter and Full Year 2012 Financial Results

~Company Meets Fourth Quarter Revenue Guidance Forecast & Exceeds Fourth Quarter Net Income Guidance Forecast ~
~FY12 Revenue Increased 16.0% to RMB1.4 billion from RMB 1.2 billion in FY11~
~ FY12 Net Income Increased 15.5% to RMB295.4 million from RMB255.7 million in FY11~
~ FY12 Diluted Earnings Per Share and ADS Increased 11.3% from FY11~

Shanghai, China, April 25, 2013 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the fourth quarter and full year ended December 31, 2012.

James Hong, Founder, Chairman of the Board and Chief Executive Officer, commented, “We are pleased with our fourth quarter performance, as we met our top line guidance forecast and exceeded our bottom line guidance forecast. Fourth quarter sales were driven by solid sales at our distributor stores and our direct stores. In the fourth quarter, we successfully transferred our 26 self-operated flagship stores to our distributors which allows us to better concentrate on our product offering to our growing base of distributor and sub-distributor stores, improves productivity and reduces operating expense.”

“During the fourth quarter, we successfully added 3 new distributors bringing our total distributor count to 16.  The regions in which our new distributors operate include the Hainan, Shanxi and Guangdong provinces. A total of 40 distributor and sub-distributor stores were opened in the fourth quarter of 2012, resulting in a total of 1,329 store locations at the end of December, 2012.”

“We held our first sales fair of the year in March. All of our distributors and sub-distributors participated in this event and placed their purchase orders on the latest 2013 Fall collections. The order volume increased by 5% compared to the same sales fair last year with average selling prices remaining stable compared to last year.”

“Zuoan has a strong balance sheet and improved inventory levels at the end of 2012.  In spite of the market challenges in the second half of 2012, our ability to deliver high quality, in-demand products for our customers helped drive results.  We continue to focus on delivering products that meet our high customer standards on design, quality, and price.  We remain optimistic about our long term growth prospects and broadening our brand popularity in China’s fashion casual menswear market.”

Fourth Quarter 2012 Financial Highlights

•	Revenues in the fourth quarter of 2012 were RMB369.6 million ($59.3 million), an increase of 4.0% from RMB355.3 million in the same quarter of 2011.

•	Gross profit in the fourth quarter decreased 1.1% year over year to RMB167.9 million ($27.0 million) from RMB169.8 million in the same quarter of 2011.

•	Gross profit margin was 45.4% compared to 47.8% in the prior year period and 46.9% in the 2012 third quarter.

•	Net income was RMB69.0 million ($11.1 million), a decrease of 1.7% from RMB70.2 million in the same quarter of 2011.

•
Diluted earnings per ordinary share was RMB0.62 ($0.10) in the fourth quarter, equivalent to RMB2.48 ($0.40) per ADS, compared to diluted earnings per ordinary share of RMB0.63 ($0.10), equivalent to RMB2.52 ($0.40) per ADS, in the fourth quarter of 2011.

Full Year 2012 Financial Highlights

•	Total revenue for the full year 2012 increased 16.0% to RMB1.4 billion ($229.1 million) from RMB1.2 billion in 2011.

•	Gross profit increased 22.8% to RMB668.1 million ($107.2 million) in 2012 from RMB544.0 million in 2011 and gross profit margin increased 2.6% to 46.8% in 2011 from 44.2% in 2011.

•	Net income for the full year 2012 was RMB295.4 million ($47.4 million), an increase of 15.5% from RMB255.7 million in 2011.

•
Basic earnings per ordinary share was RMB2.65 ($0.43) in 2012, equivalent to RMB10.62 ($1.70) per ADS, compared to basic earnings per ordinary share RMB2.39 ($0.38) in 2011,  equivalent to RMB9.54 ($1.53) per ADS.

•
Diluted earnings per ordinary share was RMB2.65 ($0.43) in 2012, equivalent to RMB10.62 ($1.70) per ADS, compared to diluted earnings per ordinary share RMB2.37 ($0.38) in 2011, equivalent to RMB9.47 ($1.52) per ADS.

•	The number of Zuoan stores increased 4.6% to 1,329 at the end of 2012 compared to 1,270 stores at the end of 2011.

Fourth Quarter 2012 Financial Performance

Revenue for the fourth quarter was RMB369.6 million ($59.3 million), a 4.0% increase from RMB355.3 million ($57.0 million) in the same period last year.  The increase in revenue was driven by higher sales volume at the distributor and sub-distributor store level as well as from the Company’s seven direct stores located in Shanghai.  Fourth quarter distributor sales increased 16.2% to RMB364.8 million compared to RMB314.0 million in the fourth quarter of 2011. Fourth quarter 2012 self-operated direct store and flagship store sales were RMB4.7 million compared to RMB41.3 million in the prior year period. A total of 40 distributor and sub-distributor stores were opened in the fourth quarter of 2012, and 26 self-operated flagship stores were transferred over to our distributors in the fourth quarter of 2012, resulting in a total of 1,329 store locations at the end of December, 2012 compared to 1,289 store locations at the end of September 2012.

Cost of sales increased 8.7% to RMB201.6 million ($32.4 million) in the fourth quarter of 2012 from RMB185.5 million ($29.8 million) in the same quarter of 2011, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales increased to 54.6% in the fourth quarter of 2012 from 52.2% in the fourth quarter of 2011.

Gross profit in the fourth quarter decreased 1.1% year over year to RMB167.9 million ($27.0 million) from RMB169.8 million ($27.3 million) in the same period of 2011.  Fourth quarter 2012 gross profit margin was 45.4% compared to 47.8% in the same period last year.  Fourth quarter 2012 gross margin decreased primarily due to the transition of the Company’s direct flagship stores to its distributors in the fourth quarter. Gross margin at the Company’s self-operated direct stores and distributor stores was 61.1% and 45.2%, respectively.

Selling and distribution expenses in the fourth quarter were RMB45.6 million ($7.3 million), or 12.3% of revenue, compared to RMB60.6 million ($9.7 million), or 17.1% of revenue in the same period last year.  This percentage decrease was primarily due to the significant decrease in direct store expenses resulting from the transition of the Company’s directly-operated flagship stores to selected distributors.

Administrative expenses in the fourth quarter were RMB30.6 million ($4.9 million), or 8.3% of revenue, compared to RMB13.6 million ($2.2 million), 3.8% of revenue in the same period last year. This percentage increase was primarily due to the loss on disposal of leasehold improvement after the transition of the Company’s directly-operated flagship stores to our distributors in October 2012.

The effective tax rate in the fourth quarter decreased to 25.6% compared to 26.2% in the prior year period.

Net income for the fourth quarter decreased 1.7% to RMB69.0 million ($11.1 million) from RMB70.2 million ($11.3 million) in the same period last year. Fourth quarter net income as a percentage of revenue was 18.7% compared to 19.7% in the prior year period.

Diluted earnings per ordinary share was RMB0.62 ($0.10) in the fourth quarter, equivalent to RMB2.48 ($0.40) per ADS, compared to diluted earnings per ordinary share RMB0.63 ($0.10) in the fourth quarter of 2011, equivalent to RMB2.52 ($0.40) per ADS. The Company’s diluted number of shares outstanding was111.3 million in the fourth quarter ended December 31, 2012.

Full Year 2012 Financial Performance

Revenue in 2012 was RMB1.4 billion ($229.1 million), a 16.0% increase from RMB1.2 billion ($197.6 million) in 2011.  The increase in revenue was driven by both distributors and direct stores sales volume, the increase in the average selling price of our products and higher revenue generated from our direct- operated flagship stores compared to direct stores.  Full year distributor and sub-distributor store sales increased 15.4% to RMB1.3 billion compared to RMB1.2 billion of 2011.  The Company completed 2012 with a total of 1,322 distributor and sub-distributor stores and 7 self-operated retail stores resulting in a total of 1,329 store locations at the end of 2012 compared to 1,270 store locations at the end of 2011.  Average selling price (“ASP”) in 2012 increased by 12.5% to RMB176 compared to RMB157 in 2011.
Cost of sales increased by 10.5% to RMB759.3 million ($121.9 million) in 2012 from RMB686.9 million ($110.3 million) in 2011, primarily as a result of the increase in line with the sales volume. As a percentage of revenues, cost of sales decreased to 53.2% in 2012 from 55.8% in 2011.

Gross profit in 2012 increased 22.8% year over year to RMB668.1 million ($107.2 million) from RMB544.0 million ($87.3 million).  Full year 2012 gross profit margin was 46.8% compared to 44.2% in 2011.

Selling and distribution expenses in 2012 were RMB199.2 million ($32.0 million), or 14.0% of revenue, compared to RMB136.7 million ($21.9 million), or 11.1% of revenue in 2011.  This percentage increase was primarily due to the increase in store expansion related rental charges and direct store expenses and from the increase in the Company’s discretionary brand promotion allowance  from the Company’s distributors for advertising, sales and marketing promotion.

Administrative expenses in 2012 were RMB70.7 million ($11.3 million), or 5.0% of revenue, compared to RMB 56.6 million ($9.1 million), or 4.6% of revenue in 2011.

Effective tax rate in 2012 decreased to 25.7% compared to 26.7% in 2011.

Net income in 2012 increased 15.5% to RMB295.4 million ($47.4 million) from RMB255.7 million ($41.0 million) in 2011.  Net income as a percentage of revenue was 20.7% compared to 20.8% in 2011.

Basic earnings per ordinary share was RMB2.65 ($0.43) in 2012, equivalent to RMB10.62 ($1.70) per ADS, compared to basic earnings per ordinary share RMB2.39 ($0.38),  equivalent to RMB9.54 ($1.53) per ADS in 2011.

Diluted earnings per ordinary share was RMB2.65($0.43) in 2012, equivalent to RMB10.62 ($1.70) per ADS, compared to diluted earnings per ordinary share RMB2.37 ($0.38) in 2011, equivalent to RMB9.47($1.52) per ADS.

As of December 31, 2012, the Company had cash, cash equivalents of RMB918.5 million ($147.4 million), compared to RMB690.5 million as of December 31, 2011.  Net cash provided by operating activities was RMB181.0 million ($29.0 million) in the twelve months ended December 31, 2012, compared to RMB76.0 million in the twelve months ended December 31, 2011.

Outlet Type:	4Q2011	4Q2012

Direct Stores	3	7
Distributor and Sub-distributor Stores	1,212	1,259
Self-Operated Flagship Stores	23	0
Distributor-Operated Flagship Stores	32	63

Total:	1,270	1,329

Financial Outlook

For the first quarter of 2013, the Company currently anticipates revenue in the range of RMB280-RMB300 million ($44.9 - $48.2 million), gross margin of approximately 44-46%, net income of approximately RMB64.4 – RMB69.0 million ($10.3 - $11.1 million) and basic and fully diluted EPS of approximately RMB0.58 ($0.09) - RMB0.62 ($0.10).  The Company expects to have approximately 111.3 million shares (27.8 million ADSs) outstanding during the quarter ending March 31, 2013.

Approximately 10 new retail stores are expected to be opened by distributors and sub-distributors in of the first quarter of 2013.

Conference Call Information

Zuoan’s management will host an earnings conference call on April 25th, 2013 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing # 1-719-325-2448.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through May 2nd, 2013.  Listeners may access the replay by dialing #1-858-384-5517, access code: 5822730.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2301 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities.  As of December 31, 2012, Zuoan had 1,329 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511
Zuoan Investor Relations Department
US: 1-646-308-1614

 ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended December 31			Year ended December 31
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues	355,313	369,559	59,318	1,230,881	1,427,367	229,108
Cost of goods sold	(185,482)	(201,624)	(32,363)	(686,890)	(759,285)	(121,874)
Gross profit	169,831	167,935	26,955	543,991	668,082	107,235
Other income	706	2,939	472	2,414	5,604	900
Selling and distribution expenses	(60,596)	(45,596)	(7,319)	(136,704)	(199,152)	(31,966)
Administrative expenses	(13,631)	(30,639)	(4,918)	(56,590)	(70,680)	(11,345)
Finance costs	(1,188)	(1,885)	(303)	(4,194)	(6,244)	(1,002)
Profit before taxation	95,122	92,754	14,888	348,917	397,610	63,821
Income tax expense	(24,969)	(23,773)	(3,816)	(93,226)	(102,230)	(16,409)
Profit after taxation	70,153	68,981	11,072	255,691	295,380	47,412

Other comprehensive loss: Foreign exchange difference arising from translation of foreign currency financial statements	(979)	(294)	(47)	(4,763)	(665)	(107)
Total comprehensive income for the periods	69,174	68,687	11,025	250,928	294,715	47,305

Earnings per share (RMB):
Basic earnings per share	0.63	0.62	0.10	2.39	2.65	0.43
Diluted earnings per share	0.63	0.62	0.10	2.37	2.65	0.43

Weighted average basic no. of shares (‘000)	111,276	111,276		107,163	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276		107,981	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31
	2011	2012	2012
	RMB	RMB	US$
	(in thousands)
ASSETS
Non-current assets
Property, plant and equipment	17,511	4,658	748

Current assets
Inventories	26,082	24,340	3,907
Trade and other receivables	446,897	608,466	97,666
Prepayments	223	100	16
Fixed deposits – pledged	1,670	9,619	1,544
Cash and cash equivalents	690,457	918,451	147,422
	1,165,329	1,560,976	250,554
Total assets	1,182,840	1,565,634	251,302

EQUITY AND LIABILITIES

Share capital	185	185	30
Share premium	426,165	426,165	68,404
Reserves	47,743	48,922	7,853
Retained profits	538,711	834,091	133,881
Total equity	1,012,804	1,309,363	210,167

LIABILITIES

Current liabilities
Trade and other payables	70,760	103,841	16,668
Interest-bearing bank borrowings	74,950	128,250	20,586
Current income tax payable	24,326	24,180	3,881
Total liabilities	170,036	256,271	41,134
Total equity and liabilities	1,182,840	1,565,634	251,302

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Year ended December 31
	2011	2012	2012
	RMB	RMB	US$
	(in thousands)
Cash flows from operating activities
Profit before taxation	348,917	397,610	63,821
Adjustments for :
Depreciation of property, plant and equipment	3,382	6,961	1,117
Equity-settled employees benefit expenses	7,805	1,844	296
Interest expenses on bank borrowings	4,194	6,244	1,002
Loss on disposal of property, plant and equipment	-	14,842	2,382
Interest income	(2,414)	(3,341)	(536)

Operating profit before working capital changes	361,884	424,160	68,082
(Increase)/decrease in inventories	(3,743)	1,742	280
Increase in trade and other receivables	(197,040)	(161,569)	(25,934)
Decrease in prepayments	7,847	123	20
Increase in fixed deposits pledged	(616)	(7,949)	(1,276)
Increase in trade and other payables	6,327	33,081	5,310
Cash generated from operations	174,659	289,588	46,482
Interest paid	(4,194)	(6,244)	(1,002)
Income tax paid	(88,725)	(102,376)	(16,432)
Net cash generated from operating activities	81,740	180,968	29,047

Cash flows from investing activities
Acquisition of property, plant and equipment	(18,173)	(9,023)	(1,448)
Proceeds from disposal of property, plant and equipment	-	73	12
Interest received	2,414	3,341	536
Net cash used in investing activities	(15,759)	(5,609)	(900)

Cash flows from financing activities
Bank loans obtained	94,000	165,750	26,605
Repayment of bank loans	(75,750)	(112,450)	(18,049)
Issuance of ordinary shares	41	-	-
Net IPO proceeds	243,381	-	-
Net cash generated from financing activities	261,672	53,300	8,555

Net increase in cash and cash equivalents	327,653	228,659	36,702
Exchange difference	(4,927)	(665)	(107)
Cash and cash equivalents at beginning of the periods	367,731	690,457	110,826
Cash and cash equivalents at end of the periods	690,457	918,451	147,422

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: April 25, 2013	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer